                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended September 30, 1994







                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN







                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN

                                     INDEX





                                                    PAGE NUMBER

FINANCIAL STATEMENTS:

  INDEPENDENT AUDITORS' REPORT                           1

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
    SEPTEMBER 30, 1994 AND 1993                        2 - 3

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
    FOR BENEFITS, FOR THE YEARS ENDED
    SEPTEMBER 30, 1994 AND 1993                        4 - 5

  NOTES TO FINANCIAL STATEMENTS                       6 - 11

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
    SEPTEMBER 30, 1994                                12 - 20

  SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
    YEAR ENDED SEPTEMBER 30, 1994                       21


SIGNATURES                                              S-1


EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                         S-2

INDEPENDENT AUDITORS' REPORT



To the Rockwell International Corporation Savings Plan and Participants:


We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund and in total, the net assets available for benefits of the Plan as of September 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1994,and (2) transactions in excess of five percent of the current value of plan assets for the year ended September 30, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements taken as a whole.




March 17, 1995

DELOITTE & TOUCHE
Pittsburgh, Pennsylvania

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1994
($ IN THOUSANDS)
                                                                  Fixed     Guaranteed    Stock       Stock
                                                 Diversified      Income      Return      Fund         Fund        Loan
ASSETS                              Total            Fund          Fund        Fund         A           B          Fund
INVESTMENTS:
  Certificates of deposit        $    15,000                     $ 15,000
  Money market funds                  35,842       $ 23,911         6,756    $  1,127   $    2,531   $  1,456    $    61
  U.S. Government Securities          14,630                       14,630
  Corporate debt instruments -
    other                            134,480            112       134,368
  Corporate stock - common         2,203,364        237,606                              1,557,220    408,538
  Group annuity contracts            323,420                                  323,420
  Loans to participants               65,691                                                                      65,691

     Total investments             2,792,427        261,629       170,754     324,547    1,559,751    409,994     65,752

RECEIVABLES:

  Income                               1,671            640           989           3           29         10
  Sales pending settlement             3,212          3,212

     Total Receivables                 4,883          3,852           989           3           29         10

TOTAL ASSETS                       2,797,310        265,481       171,743     324,550    1,559,780    410,004     65,752

LIABILITY - Purchases
  pending settlement                   4,928          2,955                                  1,385        588

NET ASSETS AVAILABLE
  FOR BENEFITS                    $2,792,382       $262,526      $171,743    $324,550   $1,558,395   $409,416    $65,752




See notes to financial statements.









ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1993
($ IN THOUSANDS)
                                                                  Fixed     Guaranteed    Stock       Stock
                                                 Diversified      Income      Return      Fund         Fund        Loan
ASSETS                              Total            Fund          Fund        Fund         A           B          Fund
INVESTMENTS:
  Certificates of deposit        $   115,001                     $115,001
  Money market funds                  41,856       $ 35,881         3,104    $  1,087   $      555   $  1,170    $    59
  Corporate debt instruments -
    other                             60,806            128        60,678
  Corporate stock - common         2,412,783        183,447                              1,774,214    455,122
  Group annuity contracts            340,601                                  340,601
  Loans to participants               62,116                                                                      62,116

     Total investments             3,033,163        219,456       178,783     341,688    1,774,769    456,292     62,175

RECEIVABLES:

  Income                               1,848            516         1,305           2           18          7
  Sales pending settlement               523            523

     Total Receivables                 2,371          1,039         1,305           2           18          7

TOTAL ASSETS                       3,035,534        220,495       180,088     341,690    1,774,787    456,299     62,175

LIABILITY - Purchases
  pending settlement                     808            256                                    512         40

NET ASSETS AVAILABLE
  FOR BENEFITS                    $3,034,726       $220,239      $180,088    $341,690   $1,774,275   $456,259    $62,175




See notes to financial statements.






ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1994
($ IN THOUSANDS)
                                                               Fixed      Guaranteed     Stock       Stock
                                               Diversified    Income       Return        Fund        Fund        Loan
                                    Total          Fund        Fund         Fund          A           B          Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                         $3,034,726     $220,239    $180,088     $341,690   $1,774,275    $456,259     $62,175

INCOME:
  Earnings from Investments:
    Dividends                         66,639        5,834                                48,314      12,491
    Interest                          33,805          908       7,019       20,882          129          68       4,799
    Net appreciation (depreci-
      ation) in fair value of
      investments                    (76,994)      11,946        (414)                  (69,897)     (18,629)

      Total earnings from
         investments                  23,450       18,688       6,605       20,882      (21,454)      (6,070)      4,799

  Contributions:
    Employer                          78,360                       87                    78,273
    Participants                     113,531       36,033      17,461       28,117                   31,920

      Total contributions            191,891       36,033      17,548       28,117       78,273      31,920

        Total income                 215,341       54,721      24,153       48,999       56,819      25,850       4,799

EXPENSES:
  Payments to participants
    or beneficiaries                 455,771       33,418      37,932       45,672      267,785      66,262       4,702

  Administrative expenses              1,914          775         188          126          654         171

Net income (loss)                   (242,344)      20,528     (13,967)       3,201     (211,620)    (40,583)         97

Net transfers between the funds                    21,759       5,622      (20,341)      (4,260)     (6,260)      3,480

NET INCREASE (DECREASE)             (242,344)      42,287      (8,345)     (17,140)    (215,880)    (46,843)      3,577

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR           $2,792,382     $262,526    $171,743     $324,550   $1,558,395    $409,416     $65,752



See notes to financial statements.


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1993
($ IN THOUSANDS)
                                                              Fixed      Guaranteed     Stock       Stock
                                               Diversified    Income       Return        Fund        Fund        Loan
                                    Total          Fund        Fund         Fund          A           B          Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR                         $2,411,270     $181,025    $174,564     $339,284   $1,323,302    $341,185     $51,910

INCOME:
  Earnings from Investments:
    Dividends                         65,588        4,540                                48,522      12,526
    Interest                          35,545          866       5,925       23,980          105          50       4,619
    Net appreciation (depreci-
      ation) in fair value of
      investments                    685,802       20,278          (5)                  528,800     136,729

      Total earnings from
         investments                 786,935       25,684       5,920       23,980      577,427     149,305       4,619

  Contributions:
    Employer                          79,716                       89                    79,627
    Participants                     110,485       28,837      18,900       31,760                   30,988

      Total contributions            190,201       28,837      18,989       31,760       79,627      30,988

        Total income                 977,136       54,521      24,909       55,740      657,054     180,293       4,619

EXPENSE - Payments to parti-
  cipants or beneficiaries           353,680       25,028      30,544       43,268      201,248      52,602         990

Net income (loss)                    623,456       29,493      (5,635)      12,472      455,806     127,691       3,629

Net transfers between the funds                     9,721      11,159      (10,066)      (4,833)    (12,617)      6,636

NET INCREASE (DECREASE)              623,456       39,214       5,524        2,406      450,973     115,074      10,265

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR           $3,034,726     $220,239    $180,088     $341,690   $1,774,275    $456,259     $62,175



See notes to financial statements.





ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1994 AND 1993

1. DESCRIPTION OF THE PLAN

   The following description of the Rockwell International Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. First Interstate Bank of California and National Bank of Detroit serve as trustees for the Plan. The assets of the Plan are managed by the trustees and other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      The Plan is composed of six funds: the Diversified Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B, which invest in or hold the Common Stock and the Class A Common Stock of the Company; and the Loan Fund, representing outstanding participant loan balances.

   b. Participation - Participation in the Plan is extended to substantially all salaried employees of the Company who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Participants currently contributing 8% are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% if such compensation exceeds a specified amount.

      Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferral are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

      The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

      A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A


      participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

   c. Investment Elections - A participant may elect to have contributions made (i) entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B or the Guaranteed Return Fund or (ii) equally to any two of these investment funds. Participants may change such investment elections for future contributions in April and October of any year by giving notice to the Company in February and August, respectively.

      A participant may elect once per year (i) to have the total value of his investment in the Diversified Fund converted to units in the Fixed Income Fund or (ii) to have the total value of the investment in the Fixed Income Fund converted to units in the Diversified Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

      Participants may annually elect to transfer a percentage of their Stock Fund B account to the Fixed Income Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

      A participant, upon attainment of age 65, may irrevocably elect to have
      (i) the total value of the units in Stock Fund A and/or (ii) the total value of the units in Stock Fund B converted to units in the Fixed Income Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the Fixed Income Fund.

      Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, the Prudential Insurance Company of America and New York Life Insurance Company with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                            Guaranteed           Contract
          Periods of Contributions         Annual Return      Expiration Date

      April 1, 1989 - March 31, 1990          9.05%          March 31, 1993
      April 1, 1990 - March 31, 1991          8.55%          March 31, 1994
      April 1, 1991 - March 31, 1992          8.50%          March 31, 1995
      April 1, 1992 - March 31, 1993          5.16%          March 31, 1994
      April 1, 1993 - March 31, 1994          5.25%          March 31, 1996
      April 1, 1994 - March 31, 1995          5.00%          March 31, 1997
      April 1, 1995 - March 31, 1996          8.00%          March 31, 1998

      A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a written notice at least 30 days prior to the contract expiration date, to convert his interest in such contract solely to units in the Diversified Fund or solely to units in the Fixed


      Income Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

   d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

   e. Contributions - The Company's contributions to the Plan equal 75% of the participants' contributions subject to reductions as the result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof. Active participants age 65 or older may elect to transfer their balances in Stock Fund A to the Fixed Income Fund. Based on this election, future Company contributions applicable to these participants are made in cash directly to the Fixed Income Fund.

   f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

      All Company contributions through September 30, 1988 became fully vested effective October 1, 1988. Units attributable to all subsequent Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

   g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the


      plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age
      65. At September 30, 1994 and 1993, the amounts of such benefit claims payable to retired and terminated participants were approximately $13.4 million and $18.7 million, respectively.

   h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

   i. Loans to Participants - The Plan provides for loans to participants.
      The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his vested account balance) from the account balance. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to First Interstate Bank of California's prime rate plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

   j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Valuation of Investment Securities - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

   b. Valuation of Guaranteed Annuity Contracts - The guaranteed annuity contracts with insurance companies are valued at contract value (which approximates fair value). Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.




   c. Expenses - Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from plan assets (see Note 6).


3. UNIT VALUES

     Participation units outstanding at September 30, 1994 and 1993 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                   Units        Participants' Equity Per Unit
                                Outstanding,   September  June   March  December
       Fiscal year 1994         September 30      30       30      31     31

     Diversified Fund            27,205,743     $9.577   $9.001  $8.929  $9.197
     Fixed Income Fund           27,802,902      6.121    6.051   5.999   5.960

     Guaranteed Return Fund:
         5.00% Contract         151,314,371      1.025    1.012
         5.25% Contract          83,593,964      1.081    1.067   1.053   1.040
         5.16% Contract                                           1.106   1.092
         8.50% Contract          57,529,859      1.334    1.307   1.280   1.254
         8.55% Contract                                           1.395   1.367

     Stock Fund A:
         Common Stock           132,941,971      8.798    9.597  10.186   9.545
         Class A Common Stock    43,175,591      8.795    9.599  10.179   9.536

     Stock Fund B:
         Common Stock           214,440,209      1.534    1.673   1.775   1.664
         Class A Common Stock    49,967,795      1.550    1.692   1.793   1.680


                                   Units       Participants' Equity Per Unit
                                Outstanding,   September  June   March  December
       Fiscal year 1993         September 30      30       30     31       31

     Diversified Fund            24,564,871     $8.910   $8.647 $8.523  $8.247
     Fixed Income Fund           30,104,985      5.902    5.851  5.802   5.757

     Guaranteed Return Fund:
       5.25% Contract            81,044,117      1.027    1.013
       5.16% Contract            86,561,475      1.079    1.064  1.051   1.038
       8.50% Contract            66,149,762      1.228    1.203  1.178   1.154
       8.55% Contract            60,607,785      1.338    1.310  1.283   1.257
       9.05% Contract                                            1.420   1.390

     Stock Fund A:
       Common Stock             139,259,157      9.262    8.552  7.821 7.468
       Class A Common Stock      51,070,512      9.247    8.541  7.803 7.451

     Stock Fund B:
       Common Stock             220,887,456      1.616    1.491  1.363   1.301
       Class A Common Stock      58,043,378      1.629    1.505  1.375   1.313



4. INVESTMENTS EXCEEDING 5% OF NET ASSETS

     The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1994 and 1993 are as follows (dollars in thousands):

     Description of Investment              1994           1993

     Rockwell International
        Corporation Common Stock         $1,506,052     $1,657,915

     Rockwell International
        Corporation Common Stock
        Class A                             459,706        571,423

5. TAX STATUS

     The Plan obtained its latest determination letter in 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1994. Therefore, no provision for income taxes is included in the Plan's financial statements.

6. PLAN AMENDMENT

     Effective 1995 the Plan was amended to establish an additional investment fund known as the Intermediate Bond Fund; more frequent and flexible investment change options for both existing account balances and ongoing contributions; a simplified method of determining amounts available for withdrawals; and a new annual installment distribution option.

     Effective October 1, 1993 the Plan was amended, to provide for payment of Plans fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers from the Plan assets. The Plan was also amended during 1993 to adopt the provisions of the Unemployment Compensation Amendments of 1992.

     Effective January 1, 1995 the Plan was amended to provide for payment of internal administrative and asset management expenses directly connected to the ongoing operations of the Plan.

7. NEW ACCOUNTING STANDARD

     In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP"), which is effective for plan years beginning after December 15, 1994. The SOP requires defined contribution plans to report investment contracts at fair value. The Plan has not adopted the SOP at this time. Plan management has not estimated the impact of adopting this SOP at this time.


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                 Column C               Column D     Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par     Current
    or similar party          or maturity value            Cost         Value

DIVERSIFIED FUND

Money Market Funds

*First Interstate         Pacific American Fund U.S.
   Bank of California       Treasury                      $12,032      $12,032

*National Bank of         NBD Master Trust
   Detroit                   Money Market Treasury Fund    11,879       11,879

     Total Money Market Funds                             $23,911      $23,911


Convertible Securities

Ericsson LM Tel Co.       Subordinated debentures,
                            4.25%, dated 6/30/93,
                            matures 6/30/00               $    80      $   112

Common Stocks

Industrial

Archer Daniels Midland Co.         14,175 shares          $   316      $   368
Coca Cola Company                 120,000 shares              727        5,834
General Mills Inc.                  6,600 shares              350          380
Heinz HJ Company                   20,000 shares              463          733
Kellogg Company                    30,000 shares              617        1,720
Pepsico Inc.                       70,000 shares              830        2,318
Sara Lee Corp.                     35,000 shares              917          787
Anheuser Busch Cos Inc.            20,000 shares              412        1,017
American Brands Inc.               35,000 shares              857        1,269
Phillip Morris Companies          100,000 shares            2,083        6,112
Readers Digest Assn Inc.           18,000 shares              733          791
Adobe System Inc.                  59,000 shares            1,273        1,917
Donnelley RR & Sons Co.            23,000 shares              690          690
Knight Ridder Inc.                 10,000 shares              535          497
McGraw Hill Inc.                   10,000 shares              699          732
Caremark International Inc.         7,750 shares               56          181
American Home Products Corp.       42,000 shares            1,989        2,519





ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value


Lilly Eli & Co.                    59,700 shares          $ 3,355      $3,455
Merck & Company                   125,000 shares            2,915       4,452
Pfizer Inc.                        30,000 shares            2,143       2,074
Upjohn Company                     73,000 shares            2,368       2,490
Warner Lambert Co.                 10,000 shares              366         802
Medtronic Inc.                     34,000 shares              466       1,797
Abbott Laboratories Corp.          45,000 shares              524       1,411
Baxter Intl Inc.                   50,000 shares            1,274       1,406
Johnson & Johnson                  40,000 shares            1,563       2,069
Puritan Bennett Corp.               5,700 shares              152          90
Gillette Company                   25,000 shares            1,452       1,768
Procter & Gamble                   30,000 shares              483       1,789
Eastman Kodak                      45,000 shares            1,922       2,328
Polaroid Corp.                     40,000 shares            1,330       1,405
Walt Disney                        25,000 shares              638         968
Harcourt General Inc.              50,000 shares            1,222       1,719
Price/Costco Incorporated          22,000 shares              368         352
American Stores Co.                30,000 shares              616         757
K Mart Corporation                 70,000 shares            1,232       1,250
May Department Stores              30,000 shares              529       1,181
Penney JC & Company                20,000 shares              535       1,032
Sears Roebuck & Company            21,000 shares              569       1,008
Toys R Us                          17,000 shares              641         605
Walgreen Co.                       15,000 shares              606         564
Wal Mart Stores Inc.               35,000 shares              924         817
Woolworth Corp.                    55,000 shares            1,223         956
Hilton Hotels Corp.                16,000 shares              764         957
GC Companies                        8,900 shares              232         260
Eastman Chemical                    2,500 shares              100         136
Whirlpool Corporation              20,000 shares              549       1,028
Arvin Industries Inc.              40,000 shares            1,105         970
Ford Motor Company                110,000 shares            1,359       3,052
General Motors Corp.               11,500 shares              536         539
Aluminum Co of America             38,000 shares            2,519       3,220
Englehard Corporation              46,000 shares            1,147       1,236
Phelps Dodge Corp.                 20,000 shares              911       1,239
Calmat Company                     23,000 shares              562         485
Boise Cascade Corp.                12,000 shares              348         354
Georgia Pacific Corp.              15,000 shares              936       1,147
Weyerhaeuser Company               25,000 shares              621       1,115
Temple Inland Inc.                 29,942 shares              643       1,653


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

Westvaco Corporation               20,000 shares          $   603      $  763
International Paper                 7,500 shares              542         588
Scott Paper                        14,000 shares              461         853
Union Camp Corp.                   25,000 shares              983       1,228
PPG Industries Inc.                30,000 shares              290       1,188
Dow Chemical Company               25,000 shares            1,451       1,956
Du Pont EI. De Nemours & Co.       68,000 shares            2,427       3,943
Grace WR. & Company                16,000 shares              631         664
Monsanto Company                   10,000 shares              521         804
Rohm & Haas Company                27,500 shares            1,561       1,571
USX US Steel Group                 25,000 shares              664       1,047
BW/IP Incorporated                  8,100 shares              136         150
Belden Inc.                        16,000 shares              263         334
Manpower Inc.                     110,000 shares            1,647       3,010
Electronic Arts Inc.               18,000 shares              292         332
Dun & Bradstreet                    7,500 shares              441         431
PHH Corp.                          30,000 shares            1,094       1,087
Sanifill Inc.                      10,000 shares              185         222
Minnesota Mining & Manufacturing   48,000 shares            1,598       2,652
Alumax Inc.                        25,000 shares              471         802
Timken Company                     20,000 shares              634         753
CBI Industries                     15,000 shares              411         406
Emerson Electric                   12,000 shares              707         716
General Electric                   70,000 shares              954       3,369
Catepillar Inc.                    82,000 shares            2,703       4,437
Cincinnati Milacron Inc.            8,000 shares              190         206
Deere & Company                    10,000 shares              651         685
Harsco Corporation                 30,000 shares              843       1,245
Harnischfeger Industries Inc.      30,000 shares              582         791
Kennametal Inc.                    28,000 shares              609         732
FMC Corporation                    13,000 shares              636         808
Eaton Corporation                  21,400 shares              565       1,017
Tandem Computers Inc.             144,500 shares            2,026       2,383
Digital Equipment Corporation      75,000 shares            3,144       1,988
Stratus Computer Inc.              34,000 shares            1,056       1,181
Xerox Corporation                  20,000 shares            1,181       2,135
Lockheed Corp.                     15,000 shares              647       1,044
Northrop Grumman Corp.             30,000 shares              767       1,357
United Technologies Corp.          20,000 shares              855       1,253
Sundstrand Corp.                   10,000 shares              402         507
AMP Inc.                           28,000 shares            1,471       2,167
Hewlett Packard Company            15,000 shares              953       1,311


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                 Column C               Column D     Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                  Current
    or similar party          or maturity value            Cost         Value

Intel Corp.                        56,250 shares          $   806      $ 3,459
LSI Logic Corporation              42,500 shares              392        1,594
Motorola Inc.                      65,100 shares            1,276        3,433
National Semiconductor Corp.       40,000 shares              352          625
Perkin Elmer Corp.                 26,000 shares              860          815
Tektronix Inc.                     32,000 shares              843        1,240
Texas Instruments Incorporated     51,000 shares            2,355        3,468
Unitrin Inc.                       17,090 shares               60          824
Dresser Industries Inc.            35,000 shares              742          709
Schlumberger Limited               20,000 shares            1,230        1,087
Atlantic Richfield                 10,000 shares              694        1,009
Pennzoil Company                   12,000 shares              251          563
Ultramar Corp.                     50,000 shares              852        1,275
Unocal Corp.                       23,000 shares              600          649
Mobil Corporation                  28,000 shares              776        2,216
Chevron Corp.                      36,000 shares              565        1,499
Amoco Corp.                         5,000 shares              108          296
Exxon Corp.                        43,000 shares            2,301        2,473
Allied Signal Inc.                 23,000 shares              833          785
Honeywell Incorporated             12,000 shares              427          416

     Total Industrial                                    $109,866     $166,352


Transportation

Skyline Corporation               15,300 shares          $    280     $    310
American President Co. Ltd.       50,000 shares               879        1,263
Gatx Corp.                        25,000 shares             1,049        1,023
CSX Corp.                         14,000 shares               343          959
Union Pacific Corp.               14,000 shares               813          751
Conrail Inc.                      12,000 shares               591          593
Norfolk Southern Corp.            34,000 shares             1,538        2,117
AMR Corp.                         63,000 shares             3,828        3,245
Delta Air Lines Inc.              40,500 shares             2,310        1,813
Federal Express Corp.             73,000 shares             3,756        4,517

     Total Transportation                                $ 15,387     $ 16,591

Public Utilities

AT&T Corp.                        30,000 shares          $  1,379     $  1,620
Comsat Corp.                      40,000 shares               574        1,025


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)
         Column B                 Column C                Column D     Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                   Current
    or similar party          or maturity value             Cost         Value

Detroit Edison Co.                30,000 shares           $    648     $    765
Peco Energy Co.                   35,000 shares              1,069          888
Peoples Energy Corp.              40,000 shares                722        1,050
Telephone & Data Systems Inc       6,000 shares                241          276
Texas Utilities Company           25,000 shares                837          816
U. S. West, Inc.                  32,000 shares              1,096        1,240

     Total Public Utilities                               $  6,566     $  7,680

Finance

Banc One Corp.                    10,000 shares           $    348      $   300
Bankamerica Corp.                 31,000 shares              1,459        1,368
Bankers Trust New York Corp.      16,000 shares                692        1,068
Barnett Banks Inc.                17,000 shares                748          752
Chase Manhattan Corp.             20,000 shares                756          693
Chemical Banking Corp.            12,500 shares                472          438
Citicorp                          35,000 shares              1,237        1,488
First Bank System Inc.            20,000 shares                413          730
First of America Bank Corp.        4,800 shares                174          169
First Security Corp.              45,000 shares              1,226        1,305
Morgan JP & Company               28,000 shares              1,092        1,702
Nationsbank Corp.                 35,000 shares              1,659        1,715
H F Ahmanson & Co.                65,000 shares              1,196        1,358
Great Western Financial Corp.     65,000 shares              1,172        1,251
Beneficial Corporation            30,000 shares                511        1,223
Federal National Mortgage Assn.   14,000 shares              1,126        1,104
Household International Inc.      33,000 shares                526        1,180
American Express Co.              35,000 shares                760        1,063
Merrill Lynch & Co Inc.           24,000 shares                767          832
Zurich Reinsurance Centre         10,000 shares                274          270
AON Corp.                         45,000 shares                948        1,503
Aetna Life & Casualty Co          20,000 shares              1,138          928
American General Corp.            80,064 shares              1,649        2,173
American International Group      14,500 shares              1,233        1,289
Continental Corporation           44,000 shares              1,172          595
Geico Corp.                        8,000 shares                414          391
General RE Corp.                  19,000 shares              1,934        2,013
Lincoln National Corp.            30,000 shares                759        1,121
Marsh & McLennan Companies Inc.   21,500 shares              1,801        1,680
Transamerica Corp.                25,000 shares                917        1,256
Argonout Group Inc.               21,054 shares                155          626
Santa Anita Realty Enterprises    33,000 shares                587          573

     Total Finance                                        $ 29,315     $ 34,157

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                   Column C              Column D    Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par                Current
    or similar party            or maturity value           Cost        Value

Foreign

Canadian Pacific Limited          30,000 shares           $    399     $    503
Ericsson LM Telephone             94,000 shares              3,086        5,053
News Corp. LTD ADR                18,000 shares                703          909
Reuters Holdings PLC ADR          19,500 shares                449          878
Royal Dutch Petroleum Company     31,500 shares              1,651        3,382
Sony Corp American Depositary      5,500 shares                189          320
Vodafone Group PLC Sponsored ADR  57,000 shares              1,291        1,781

     Total Foreign                                           7,768       12,826

     Total Common Stock                                   $168,902     $237,606

TOTAL INVESTMENTS - Diversified Fund                      $192,893     $261,629


FIXED INCOME FUND

Certificates of Deposit

Bank of New York         $10,000,000 par value,
                             4.78125% due October 4, 1994 $ 10,000     $ 10,000

Bank of New York         $5,000,000 par value,
                             4.750%, due October 4, 1994     5,000        5,000

     Total Certificates of Deposit                        $ 15,000     $ 15,000


Money Market Funds

*First Interstate Bank      Pacific American Fund
  of California               U.S. Treasury               $  6,756     $  6,756







ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                   Column C              Column D     Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par                Current
    or similar party            or maturity value           Cost        Value

FIXED INCOME FUND


Commercial Paper

Corestates                 $5,000 par value, 5.02%,
                              due January 3, 1995         $  4,874     $  4,874

Federal HM                 $5,000 par value,
                              due January 9, 1995            4,917        4,917

Federal HM                 $25,000 par value,
                              due January 12, 1995          24,477       24,477

Federal HM                 $10,000 par value,
                              due January 30, 1995           9,792        9,792

Federal HM                 $10,000 par value,
                              due December 20, 1994          9,877        9,877

Federal HM                 $1,500 par value,
                              due November 1, 1994           1,495        1,495

Federal HM                 $25,000 par value,
                              due November 2, 1994          24,890       24,890

Federal National Mtg.      $20,000 par value,
                              due January 19, 1995          19,511       19,511

Federal National Mtg.      $5,000 par value,
                              due February 17, 1995          4,870        4,870

Federal National Mtg.      $15,000 par value,
                              due November 7, 1994          14,817       14,817

Federal National Mtg.      $10,000 par value,
                              due November 10, 1994          9,881        9,881

Tennessee Valley Authority $5,000 par value,
                              due October 7, 1994            4,966        4,966

     Total Commercial Paper                               $134,367     $134,367



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                   Column C             Column D    Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par               Current
    or similar party            or maturity value          Cost        Value


U.S. Government & Agencies

U.S. Treasury Bills       $15,000 par value,
                             due March 9, 1995            $ 14,630     $ 14,630

TOTAL INVESTMENTS - Fixed Income Fund                     $170,754     $170,754


GUARANTEED RETURN FUND

Money Market Funds

*First Interstate Bank      Pacific American Fund
  of California               U.S. Treasury               $  1,127     $ 1,127

Group Annuity Contracts

GIC Prudential Insurance    Contract No. 6398-212, 8.50%  $ 77,079     $77,079

GIC New York Life           Contract No. 06719, 5.25%       91,000       91,000

GIC Metropolitan Life       Contract No. 13673, 5.00%      155,341       155,341

     Total Group Annuity Contracts                        $323,420      $323,420

TOTAL INVESTMENTS - Guaranteed Return Fund                $324,547      $324,547


STOCK FUND A

Common Stocks - Domestic

*Rockwell International
  Corporation               34,314,403 shares            $717,161     $1,175,268

*Rockwell International
  Corporation - Class A     11,151,886 shares             106,393        381,952

     Total Common Stock                                  $823,554     $1,557,220





ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1994
($ IN THOUSANDS)

         Column B                   Column C              Column D     Column E

                           Description of investment,
    Identity of issue,     including collateral, rate of
    borrower, lessor       interest, maturity date, par                 Current
    or similar party            or maturity value           Cost         Value

Money Market Funds

*First Interstate Bank      Pacific American Fund
   of California            U.S. Treasury                 $  2,531    $    2,531

TOTAL INVESTMENTS - Stock Fund A                          $826,085    $1,559,751

STOCK FUND B

Common Stocks - Domestic

*Rockwell International
  Corporation                9,657,927 shares             $224,025     $ 330,784

*Rockwell International
  Corporation-Class A        2,270,189 shares               26,722        77,754

     Total Common Stock                                   $250,747     $ 408,538

Money Market Funds

*First Interstate Bank      Pacific American Fund
  of California               U.S. Treasury               $  1,456     $   1,456

TOTAL INVESTMENTS - Loan Fund                             $252,203     $ 409,994

LOAN FUND

*Loans to Participants      Various loans; 7.0% to 11%,
                              due 12 to 120 months from
                              date of loan                $ 65,691     $  65,691

Money Market Funds

*First Interstate Bank of    Pacific American Fund U.S.
  California                   Treasury                   $     61     $      61

TOTAL INVESTMENTS - Loan Fund                             $ 65,752     $  65,752

TOTAL INVESTMENTS - ALL FUNDS                           $1,832,234    $2,792,427


*Party-in-interest


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1994

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
($ IN THOUSANDS)

       Column A                      Column B              Column C       Column D        Column G        Column H        Column I
      Identity of                                          Purchase       Selling           Cost        Current Value     Net Gain
    Party Involved              Description of Asset         Price         Price          of Asset        of Asset        or (Loss)

National Bank of Detroit        Money Market Fund         $   97,548                     $   97,548        $ 97,548        $  -

National Bank of Detroit        Money Market Fund                         $102,988          102,988         102,988           -

First Interstate                Pacific American Fund -
  Bank of California               U.S. Treasury             768,962                        768,962         768,962           -

First Interstate                Pacific American Fund -
  Bank of California               U.S. Treasury                           770,774          770,774         770,774           -

Rockwell International
  Corporation                   Common Stock               1,852,253                      1,852,153       1,852,253           -

Rockwell International
  Corporation                   Common Stock                                 10,105           7,912          10,105          2,193


















                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                          ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN



                                         By   Alfred J. Spigarelli
                                              Alfred J. Spigarelli
                                               Plan Administrator



Date:  March 27, 1995






INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-32662 of Rockwell International Corporation on Form S-8 of our report dated March 17, 1995, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for the year ended
September 30, 1994.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 27, 1995


                                      S-2